UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03815U 201

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAMES OF REPORTING PERSONS Delabarta, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,213,234*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,213,234*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,234*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%**
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes 84,198 shares subject to warrants held by the reporting person that are currently exercisable.
**	This percentage calculation is based on 17,361,702 shares of common stock outstanding as of February 2, 2015 plus 84,198 shares subject to warrants held by the reporting person that are currently exercisable.

1	NAMES OF REPORTING PERSONS ABARTA, Inc.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,213,234**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,213,234**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,234**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%***
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	As the parent company of Delabarta, Inc., ABARTA, Inc. may be deemed to be the indirect beneficial owner of the 1,213,234 shares beneficially owned by Delabarta, Inc.
**	Includes 84,198 shares subject to warrants held by Delabarta, Inc. that are currently exercisable.
***	This percentage calculation is based on 17,361,702 shares of common stock outstanding as of February 2, 2015 plus 84,198 shares subject to warrants held by Delabarta, Inc. that are currently exercisable.

Item 1(a).	Name of Issuer:

Applied DNA Sciences, Inc.

Item 1(b).	Address of Issuer:

50 Health Sciences Drive, Stony Brook, New York 11790

Item 2(a).	Name of Person Filing

(i) Delabarta, Inc.

(ii) ABARTA, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i) The address of the principal office of Delabarta, Inc. is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

(ii) The address of the principal office of ABARTA, Inc., 200 Alpha Drive, Pittsburgh, Pennsylvania 15238.

Item 2(c).	Citizenship:

(i) Delabarta, Inc. is a Delaware corporation.

(ii) ABARTA, Inc. is a Pennsylvania corporation

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

03815U 201

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.[1]

(a)	Amount beneficially owned:

	(i)	Delabarta, Inc.: 1,213,234

	(ii)	ABARTA, Inc.: 1,213,234

(b)	Percent of class:

	(i)	Delabarta, Inc.: 6.95%

	(ii)	ABARTA, Inc.: 6.95%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

		(A)	Delabarta, Inc.: 1,213,234

		(B)	ABARTA, Inc.: 1,213,234

[1]	See notes to tables on pages 2 and 3.

	(ii)	Shared power to vote or to direct the vote:

		(A)	Delabarta, Inc.: 0

		(B)	ABARTA, Inc.: 0

	(iii)	Sole power to dispose or to direct the disposition of:

		(A)	Delabarta, Inc.: 1,213,234

		(B)	ABARTA, Inc. : 1,213,234

	(iv)	Shared power to dispose or to direct the disposition of:

		(A)	Delabarta, Inc.: 0

		(B)	ABARTA, Inc.: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2015	DELABARTA, INC.

	By:	/s/ John F. Bitzer, III
John F. Bitzer, III
President

ABARTA, INC.

By:	/s/ John F. Bitzer, III
John F. Bitzer, III
President and Chief Executive Officer

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 24, 2015

DELABARTA, INC.

By:	/s/ John F. Bitzer, III
John F. Bitzer, III
President

ABARTA, INC.

By:	/s/ John F. Bitzer, III
John F. Bitzer, III
President and Chief Executive Officer